             Exhibit 99.1

Date: News Release: Ticker Symbols:	April 15, 2026 26-11 TSXV: MOON; NASDAQ: BMM

Blue Moon Announces Initial Deep Drilling Step-Out Results from Nussir, Supplemented with Increased Resource Confidence from Infill Drilling

TORONTO, Ontario – April 15, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON;  NASDAQ: BMM), is pleased to announce significant progress from its Q1-2026 drilling activities at its Nussir Copper-Gold-Silver Project in Norway. The program, consisting of deep navigational step-out drilling and surface infill drilling, is intended to support ongoing geological evaluation. The deep directional drilling aims to expand the currently known deep mineralization, targeting 1.2 km deep high-grade intercepts to the west, whilst the shallow infill program in the east is focused on the resource to be initially exploited by mining.

HIGHLIGHTS

•In Q1-2026, two daughter holes were successfully completed from the mother hole NUS-DD-14-001, which previously returned 9.7 meters (7.4 meters true width) grading 0.93% Cu, 0.28 g/t Au, 11.5 g/t Ag and 1.22% CuEq1 in 2014:

-NUS-DD-1401-02 intersected the target at 1,166.5 meters as a 200 meter step-out hole resulting in 1.75% Cu, 0.16 g/t Au and 27.91 g/t Ag (2.08% CuEq1) over 6.7 meters; and

-NUS-DD-1401-03A subsequently returned 0.86% Cu, 0.16 g/t Au and 27.75 g/t Ag (1.19% CuEq1) over 3.0 meters following an intersection at 1,120.7 meters, also as a 200 meter step-out hole.

1See Table 1 for metal equivalency formula

•Completion of the second mother hole NUS-DD-26-07 which itself successfully intercepted deep mineralization resulting in a 6.85 meter section of mineralized material, coherent with the current Nussir resource. Assay results are expected later in Q2.

•The deep mineralization to the West remains open at depth and along strike.

•100% success rate for intersecting the known mineralization in the surface infill program:

-1,477 meters completed of the planned 3,000-meter program designed to increase the measured resource;

-NUS-DD-26-05 and NUS-DD-26-06 highlight mineralization in a previous void in the current mineral resource estimate (“MRE”), resulting from a formerly unconstraint fault; and

-The program has also supported the presence of suspected mineralization in the parallel zone located some 60 meters above the known resource. Blue Moon eagerly awaits results from the program expected in Q2.

•Newly discovered, unsampled historical drill holes that intersect the current target horizon. The 2 holes were found to be stored at NGU’s Løkken core storage facility.

The VP Exploration of Blue Moon, Theodore Veligrakis, stated:

“Drilling and delineation of deep, distal targets is important to Blue Moon’s mission at the Nussir project with the aim of showing that Nussir is a multi-generational mine, and one of the most important copper mines in Europe. This highlights the company’s deep-rooted, long-term commitment to expanding the project’s resource and geological understanding; not just concentrating on the material outlined for immediate mining. Coupling this ability to confirm future resources with targeted infill programs is resulting in a truly exciting time for the Nussir Project. Few projects in the world would deliver successive successful 200 m step out holes at over 1 km depth. The team continues to strive for the project to benefit from a strong backbone of mine reserves complimented by a significant mineral resource, all underpinned with quality geological data.”

Date: News Release: Ticker Symbols:	April 15, 2026 26-11 TSXV: MOON; NASDAQ: BMM

Table 1, Highlight summary of Nussir's latest assay results

Figure 1, A plan view map displaying current drill hole locations across the Nussir project. Note the defined resource classification resulting from the 2025 NI 43-101 Technical Report by Adam Wheeler

DEEP NAVIGATIONAL DRILLING PROGRAM

Aiming to expand the current mineral resource inventory at Nussir, the deep drilling program aided by Devico’s navigational drilling techniques, is centered around the high-grade intercept of 9.7 meters at 1.22% CuEq in hole NUS-DD-14-001. The 6 targets, each designed to bridge the 650-meter gap between this known high-grade intercept and the current MRE, follow up on the exploration target outlined in the NI 43-101 Technical Report by Adam Wheeler. Note that the potential quantity and grade of this exploration target is conceptual in nature, there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Date: News Release: Ticker Symbols:	April 15, 2026 26-11 TSXV: MOON; NASDAQ: BMM

“The Nussir deposit is open to the west and to depth. In particular, the current limit of Inferred resources excludes the influence of three deep drillhole intersections, because they are excessively distant to the grid of holes above. The block of material around these deeper intersections therefore represents an exploration target, with a tonnage between 8.5 Mt and 16.5 Mt, and a Cu grade between 0.7 and 1.3% Cu, between 9 and 17g/t Ag, and 0.1 to 0.15 g/t Au.” Adam Wheeler, Technical Report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway, January 2025 (amended and restated in Sept 2025).

Of the three daughter holes from the first mother hole, two resulted in successful intercepts whilst one hole was abandoned due to technical difficulties prior to the anticipated mineralized zone. The recently completed NUS-DD-26-07, itself yielding an intercept of 6.85 meters of mineralization from the target horizon, will act as a mother hole for the following two targets.

This program, along with the ongoing infill drilling, is expected to provide extensive structural data for the Nussir deposit given Blue Moon’s commitment to solely produce orientated drill core. In the western section of the deposit, historical programs have not always been completed with orientated drilling techniques. Relogging of historical core, coupled with this new orientated data, will aid the onsite team’s structural appreciation of the deposit.

Figure 2, Mineralized drill core from NUS-DD-1401-03A showing the brecciated dolomite horizon encompassed within the local schists. Sample values (copper) are marked in red whilst the white arrows mark the sample boundaries

Date: News Release: Ticker Symbols:	April 15, 2026 26-11 TSXV: MOON; NASDAQ: BMM

Figure 3, A cross section of the deep navigational drilling that continues in the west of Nussir's known mineralization.

Date: News Release: Ticker Symbols:	April 15, 2026 26-11 TSXV: MOON; NASDAQ: BMM

Figure 4, A long section of the Nussir deposit showing drill traces and results along the main trend.

SAMPLING and QAQC

Drill cores currently produced on the site are in both NQ and HQ diameters; the phase 1 infill program is currently being drilled in HQ for greater sample yield for upcoming metallurgical test work. This resulting HQ drill core will be sampled with half sawn core for metallurgical test work and quarter core for multi-element analysis. The NQ drill core, produced from all other programs, will have half core samples for multi-element analysis. The remaining half and quarter core will be retained by Blue Moon for future reference.

Starting March 2026, Blue Moon’s samples from Q1 drilling have been shipped and delivered to ALS Piteå in Sweden. Such material has also been complimented by previously unsampled, mineralized material, from historical drill cores stored at The Geological Survey of Norway’s drill core archive at Løkken. Samples are prepared at ALS Piteå before being shipped to ALS’s facility in Ireland where they are subjected to fire assay and multi-element analysis (currently ME-ICP61 & PGM-ICP24). The ALS laboratory in Piteå maintains ISO 17025 accreditation via SWEDAC.

Sample size is stipulated to be 1 meter, while acknowledging boundaries such as lithological contacts. The current procedure is to sample 15 meters either side of known and visual mineralization.  QAQC samples, in the form of sample blanks, duplicates and certified reference materials (CRM) are currently inserted every 8th sample, equating to an insertion rate of 12.5%. Duplicates are quarter core whilst CRM material, closely matched to the Nussir mineralization, is supplied from OREAS.

Date: News Release: Ticker Symbols:	April 15, 2026 26-11 TSXV: MOON; NASDAQ: BMM

MINERALIZATION AT NUSSIR

The Cu–Ag–Au mineralization at the Nussir deposit is characterized as stratiform due to exceptional lateral continuity and grade homogeneity. It is hosted within a dolomitic horizon of the fine-grained siliciclastic Gorahatjohka Formation, located in the Paleoproterozoic Repparfjord Tectonic Window. The mineralized horizon extends laterally for more than 10 km and remains open at depth.

The primary Cu–Ag–Au mineralization consists predominantly of chalcocite, with subordinate bornite–chalcopyrite assemblages. In the sedimentary host, the mineralization, likely originally emplaced as fine-grained chalcocite, occurs both as disseminations within the dolomitic matrix and as later vein- and fracture-hosted phases.

The dolomitic horizon appears to have acted as a mechanically favorable detachment level, accommodating minor thrusting. This interpretation is supported by the presence of quartz-calcite shear zones, frequently mineralized, consistently developed along the hanging wall of the mineralized horizon. In some areas, the original dolomitic horizon is no longer preserved, and mineralization is instead confined to calcitic shear zones within the surrounding schists. This suggests that the primary-early diagenetic mineralization also served as a structurally controlled pathway for subsequent metamorphic remobilization and local enrichment of Cu sulfides. This overprint is interpreted to have occurred under upper greenschist to lower amphibolite facies conditions.

Geochemically, distinct Ag/Cu ratios are observed where primary mineralization is preserved. In contrast, zones affected by metamorphic remobilization, characterized by fracture-controlled chalcopyrite and bornite mineralization in footwall and hanging wall, show a decoupling of Cu and Ag. In addition, this metamorphic overprint is typically enriched in Au and may locally exhibit elevated PGE concentrations.

QUALIFIED PERSONS

The technical and scientific information of this news release has been reviewed and approved by Mr. Lazaros Dalampiras, MAusIMM, CP(Geo), Blue Moon’s Head of Mineral Resources, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

Date: News Release: Ticker Symbols:	April 15, 2026 26-11 TSXV: MOON; NASDAQ: BMM

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

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CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

This news release contains forward-looking information, pertaining to, among other things, the advancement by the Company of multiple projects across jurisdictions. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual events, results and performance may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the risk that exploration activities will not result in finding economically viable mineralization; uncertainties inherent in exploration and drilling, including geological, technical, and metallurgical risks; inaccurate or incomplete geological models or interpretations; operational risks such as equipment failure, contractor performance, accidents; environmental, health and safety risks; adverse weather or seasonal access constraints; changes in laws, regulations, or government policies; community or stakeholder opposition; fluctuations in commodity prices and currency exchange rates; cost overruns; and risks related to the availability of capital and financing. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.